Exhibit 21.1

Subsidiaries of KBS REIT III as of October 3, 2011

KBS Limited Partnership III	KBS REIT III Finance LLC
KBS Debt Holdings III, LLC	KBSIII Domain Gateway, LLC
KBS Debt Holdings III X, LLC	KBSIII Las Cimas IV, LLC
KBS REIT Holdings III LLC	KBSIII REIT Acquisition I, LLC
KBS REIT Properties III, LLC	KBSIII REIT Acquisition II, LLC